AFC GAMMA, INC.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401

June 21, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AFC Gamma, Inc. Registration Statement on Form S-11 (Registration No. 333-257248)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 23, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as AFC Gamma, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Company, at 212-326-2061, or in her absence, Randolph Yiap at 213-430-7780, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

AFC Gamma, Inc.

By:	/s/ Leonard M. Tannenbaum
Leonard M. Tannenbaum
Chief Executive Officer

cc:	Jeeho Lee
Randolph Yiap